October 13, 2020

VIA EDGAR TRANSMISSION

DeCarlo McLaren, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust, File No. 811-21720 (the “Registrant”)

Dear Mr. McLaren:

On October 1, 2020, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on behalf of its series the Altegris Futures Evolution Strategy Fund and Altegris/AACA Opportunistic Real Estate Fund (each a “Fund” and collectively, the “Funds”). In a telephone conversation on October 9, 2020, you provided comments to the Proxy Statement to Krisztina Nadasdy. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: In the discussion of the Evaluation by the Board of Trustees, please disclose whether the Board considered any factors that weighed against the approval of the Interim Advisory Agreement and New Advisory Agreement.

Response: The Registrant states that the Board considered many factors when it approved the Interim Advisory Agreement and New Advisory Agreement, none of which could be characterized as weighing against approval of either agreement. Accordingly, there are no additional factors to disclose in the Proxy Statement.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/Andrew Davalla

Andrew Davalla